Exhibit 4.6
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
CONTINUOUS COMPUTING CORPORATION

AMENDING THE SIXTH AMENDED AND RESTATED1998 STOCK INCENTIVE PLAN

Whereas, the Board adopted the Sixth Amended and Restated Continuous Computing Corporation 1998 Stock Incentive Plan, which became effective as of the date of approval by the stockholders of the Company on January 25, 2007 (thereafter amended from time to time, the “Plan”);
Whereas, the Company has agreed to be acquired by RadiSys Corporation, an Oregon corporation (the “Purchaser”), by means of a merger of RadiSys Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (the “Merger Sub”), with and into the Company (the “Merger”) and, as a result of the Merger, the Company will become a wholly owned subsidiary of the Purchaser;

Whereas, the Merger shall be effected upon the terms and subject to the conditions of that certain Agreement and Plan of Merger (the “Merger Agreement”) dated May 2, 2011 and amended on June 22, 2011, by and among the Company, the Purchaser, Merger Sub and Shareholder Representative Services LLC;

Whereas, pursuant to the Merger Agreement, each Unvested Option held by a Continuing Employee (as each such capitalized term is defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be assumed by the Purchaser and converted into an option exercisable for the common stock of the Purchaser; and

    Whereas, the Board has determined that the amendment of the Plan, to become effective as of, and only as of, the Effective Time, now is considered desirable to reflect the purpose and intent of the Merger Agreement and the effect of the Merger on the Plan.

Now Therefore, Be It Resolved, that pursuant to the power and authority reserved under Section 17 of the Plan, the Plan is amended contingent and effective upon the Effective Time as follows:

1.	Section 2 of the Plan is amended to add the following definitions:

“Merger” shall mean the transaction under which Continuous Computing Corporation has agreed to be acquired by RadiSys.
“RadiSys” shall mean RadiSys Corporation, an Oregon corporation.

2.	Section 2 of the Plan is amended to replace the definition of “Committee” with:

“Committee” shall mean the Compensation and Development Committee of the Board of Directors of RadiSys.

3.	Section 2 of the Plan is amended to replace the definition of “Common Stock” with:

“Common Stock” shall mean the common stock of RadiSys.

4.	Section 2 of the Plan is amended to replace the definition of “Fair Market Value” with:

“Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

a.	If the Common Stock is listed on any established stock exchange or a national market system,

including without limitation the Nasdaq Global Select Market of the National Association of Securities Dealers, Inc. Automated Quotation (“Nasdaq”) System, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in Common Stock) on the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

b.
If the Common Stock is quoted on the Nasdaq System (but not on the Nasdaq Global Select Market thereof) or is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

c.	In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee.

5.	The following sentence is added at the end of Section 5(a) of the Plan:

No Option may be granted under the Plan after the Merger.

6.
All references to “the Company” in the Plan are replaced with RadiSys, unless the context otherwise requires, except to the extent and with respect to any Plan provisions applicable to events that occurred prior to the Effective Time, to the extent applicable.

7.	Section 9 of the Plan is amended to add the following new Section 9(d):

(d) Notwithstanding anything to the contrary under the Plan or any option agreement, an Optionee shall not be allowed to exercise an Option to the extent that either (1) the number of shares of Common Stock underlying such Option has not yet been finalized as determined in accordance with the conversion provisions set forth in Section 6.11 of the Merger Agreement, or (2) such portion of the Option is a Contingent Assumed Option (as defined in the Merger Agreement) that has not yet been released to the Optionee by the Company in accordance with the terms of Section 6.11 of the Merger Agreement. The Committee shall have the right to extend the term of any Option, provided that such extension would not result in adverse tax consequences to the Optionee under Code Section 409A and the regulations thereunder, or any other applicable law.

8.	Section 11 of the Plan is amended to read as follows:

Nothing contained in the Plan or in any Option under the Plan will confer upon any Optionee any rights with respect to the continuation of his or her employment by RadiSys and its subsidiaries. Also, RadiSys and its subsidiaries retain the right to terminate the employment of any Optionee.

9.	Section 19 of the Plan is amended to read as follows:

No Option shall be granted under the Plan after the Merger.